Exhibit 99.1

Leading P&C and Life Insurer in Portugal Selects Sapiens to
Automate and Enhance its Reinsurance Program

Sapiens’ global best practice and industry-specific expertise will help the Portugal insurer to efficiently and effectively manage its global reinsurance program

Holon, Israel, March 29, 2022 -- Sapiens International Corporation (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced that a leading insurance company in Portugal, both in life and non-life, selected to implement Sapiens ReinsuranceMaster. ReinsuranceMaster will enable the insurer to better manage its global, complex and diversified insurance product sales network of reinsurance business for life and non-life sectors by improving efficiency and expanding capabilities.

Sapiens’ solution provides comprehensive support for multi-company organizations with complex structures, including affiliated reinsurance, multi-currency calculations, cash settlements and GL accounting, optimizing complex operations and improving efficiencies of scale. Managing and optimizing reinsurance coverage is a critical task, and this is especially true for multinational insurance companies. Insurers need a reinsurance software solution that enables them to handle all reinsurance activities on a single platform, and provides full financial control and auditing support of reinsurance contracts and activities for all lines of business.

“Our client was seeking a proven, flexible and modern reinsurance solution with a capacity for tracking policy and claims transactions, that automates complex accounting tasks and is flexible enough to change with new terms and conditions,” said Roni Al-Dor, Sapiens president and CEO. “We are excited to provide this leading insurer with the powerful Sapiens ReinsuranceMaster solution and enable them to leverage our vast experience with a multinational customer base.”

Sapiens ReinsuranceMaster offers complete support for all types of reinsurance contracts – treaty & facultative, proportional & non-proportional, ceded and assumed business. All activities are maintained in one easy-to-use, cloud-based, web-based user solution, with extensive and comprehensive, automated process allocations and fully automated retroactive processing support. More than 100 insurers worldwide use Sapiens’ reinsurance solutions.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. Sapiens offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to more than 600 organizations globally, Sapiens has a proven ability to satisfy customers’ core systems, data and digital requirements. For more information: http://www.sapiens.com.

Media Contact Shay Assaraf Chief of Marketing, Sapiens Shay.assaraf@sapiens.com	Investors Contact Kimberly Rogers Managing Director, Hayden IR kim@HaydenIR.com

www.sapiens.com

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to pandemic risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

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